EXHIBIT 99.1

Fury to Commence Drilling at Éléonore South Gold Project

VANCOUVER, Canada – March 20, 2024 – Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce its intention to commence diamond core drilling operations at its 100% owned Éléonore South gold project located in the Eeyou Istchee Territory in the James Bay region of Quebec. The diamond drilling program will commence in early April 2024 comprising approximately 2,000 metres (m) focussed on the Moni showing trend where previous drilling intercepted up to; 53.25 m of 4.22 g/t gold (Au); 6.0 m of 49.50 g/t Au including 1.0 m of 294 g/t Au and 23.8 m of 3.08 g/t Au including 1.5 m of 27.80 g/t Au, several of which remain open (Figure 1 and Table 1).

“Fury is excited to get an early start to our year with a fully funded, targeted drill program in the northeast region of the Éléonore South property,” commented Tim Clark, CEO of Fury. “This area, given its strategic significance near the border to Sirios’ Cheechoo deposit, proximity to the operating Éléonore Mine, and historical high-grade gold drill intercepts, represents a tremendous amount of potential upside to investors. Going forward, we will also be exploring other priority targets across the whole 100% owned Éléonore South property which will include a follow-up biogeochemical survey of the Éléonore Mine style gold anomaly that we recently identified at the project.”

Éléonore South Project

The Éléonore South project is strategically located in an area of prolific gold mineralization with Newmont’s Éléonore Mine to the north and Sirios’ Cheechoo deposit to the east (Figure 1 inset). Two distinct styles of mineralization have been identified to date; structurally controlled quartz veins hosted within sedimentary rocks, similar to the high-grade mineralization observed at the Éléonore Mine; and intrusion-related disseminated gold mineralization, similar to that seen at the lower-grade bulk tonnage Cheechoo deposit with potential for higher grades hosted in stockwork quartz veining as observed at the JT and Moni showings.

Previous drilling at Éléonore South, 38,037 m in 164 drill holes, was largely focussed in the Moni area and successfully defined a 2,000 m x 750 m zone of lower-grade intrusion related gold mineralization similar to that of the Cheechoo gold deposit. Within the lower-grade gold halo, there are a series of structurally controlled quartz vein stockworks which host significantly higher grades of gold. Fury’s Spring 2024 drilling campaign will focus on these structural corridors following up on previous drill intercepts of 53.25 m of 4.22 g/t Au; 6.0 m of 49.50 g/t Au and 23.8 m of 3.08 g/t Au.

In late spring Fury will complete the biogeochemical grid where a robust geochemical gold anomaly within the same sedimentary rock package that hosts Newmont’s Éléonore Mine has been identified (see news release dated March 5, 2024).

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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Table 1: Éléonore South Previous Drill Highlights (2017-2019) from the Moni Showing (Cheechoo Style Mineralization)

Hole ID		From	To	Length (m)	Au g/t
ES17-64		167.25	220.50	53.25	4.22
		202.5	213.0	10.5	13.00
	Incl.	204.0	207.0	3.0	37.90
ES18-098		8.1	16.5	8.4	8.56
	Incl.	8.9	9.8	1.0	71.40
ES18-100		14.0	20.0	6.0	49.40
	Incl.	17.0	18.0	1.0	294.00
ES18-133		164.8	171.0	6.2	14.70
	Incl.	167.0	168.0	1.0	80.40
ES19-156		140.3	150.0	9.7	7.44
	Incl.	144.7	145.5	0.8	63.20
ES19-157		169.4	193.2	23.8	3.08
	Incl.	181.0	182.5	1.5	27.80
	and	186.4	187.2	0.8	13.35
ES17-077		142.5	188.0	45.5	1.46
	Incl.	186.5	188.0	1.5	23.10
*Cutoff 0.25 g/t Au, maximum internal dilution 4m True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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Figure 1: Drilling around the Cheechoo Tonalite showing previous drill intercept highlights (2017-2019).

“We’ve been given an excellent opportunity to get drilling at Éléonore South several months ahead of what we had initially envisioned. This will allow us the ability to confirm our recent targeting within the Cheechoo tonalite and test our ideas on the controls of the high-grade quartz vein hosted gold mineralization. Our teams will be mobilizing within the week,” stated Bryan Atkinson, P.Geol., SVP Exploration of Fury.

Historical JT and Moni Drilling

Analytical samples were taken by sawing BTW diameter core into equal halves on site and sent one of the halves to ALS Lab in Rouyn-Noranda, Val d’Or, QC, and Sudbury, ON for preparation and analysis. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results were greater than 3 ppm Au the assay were repeated with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed. True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 54 million common share position in Dolly Varden Silver Corp (19.99% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that suggest that the future work at Éléonore South will potentially increase or upgrade the gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2022 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company's Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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